Exhibit 99.1

SMX Advances U.S. Cotton Traceability with TruCotton to Enable Verifiable Origin and Full-Chain Transparency

“Giving Materials Memory” to establish scientific proof of U.S. cotton origin, authenticity, and integrity at scale

New York / Mississippi –26 January 2026 – SMX (Security Matters) PLC (NASDAQ: SMX; SMXWW) (“SMX”), a global leader in material-embedded molecular identity and digital traceability, today announced a new initiative with TruCotton®, a U.S. cotton traceability and branding program, focused on advancing full-chain verification of U.S.-grown cotton.

The initiative is designed to establish a scientific, material-level method to authenticate U.S. cotton origin—transforming how origin, quality, and authenticity are verified as cotton moves through complex domestic and global supply chains.

From Documentation to Scientific Proof

U.S. cotton represents one of the world’s largest and most strategically important natural-fiber markets, with approximately 15 million bales produced annually¹. Yet once cotton leaves the farm and enters aggregation, processing, and manufacturing, origin claims are typically supported by documentation rather than persistent physical evidence.² ³

SMX’s technology can address this structural gap by embedding secure molecular markers directly into the cotton, enabling the material itself to carry verifiable proof of origin that can be authenticated at any point in the value chain.

This approach replaces assumption-based reporting with tamper-resistant, machine-readable evidence.

Lawson Gary, CEO of Wildwood Cotton Technologies, commented:

“U.S. cotton has long been valued for its quality and reliability, but once cotton moves beyond the farm gate, proving origin and integrity at scale becomes increasingly difficult. Advancing a solution that allows the material itself to carry verifiable proof of U.S. origin has the potential to strengthen trust across the supply chain — from growers and processors to brands and consumers.

This initiative reflects our commitment to protecting the value of U.S. cotton by moving from documentation-based claims toward evidence-backed authentication that can scale with the market.”

What the Collaboration Is Designed to Achieve

The collaboration between SMX and TruCotton is focused on evaluating and validating the ability to:

●	Apply SMX’s molecular identity to U.S. cotton without impacting fibre quality or processing
●	Maintain detectability and integrity through cotton handling, transformation, and manufacturing stages
●	Link physical cotton to secure digital records for origin verification and product authentication
●	Support scalable, regulator-ready traceability suitable for domestic and export markets

If validated, this capability would allow U.S. cotton to retain its authenticated identity well beyond the point where traditional traceability systems lose fidelity.

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Strategic Importance for Brands, Manufacturers, and Trade

SMX believes that verified proof of origin is becoming increasingly critical as brands, retailers, and manufacturers face rising scrutiny around sourcing claims, trade compliance, and sustainability disclosures.

By enabling cotton to carry persistent, verifiable identity, SMX believes that:

●	Brands gain stronger protection against substitution, dilution, or misrepresentation
●	Manufacturers can substantiate U.S.-origin and quality claims with scientific certainty
●	Supply-chain participants benefit from improved trust, auditability, and data integrity
●	Exporters are better positioned to support origin-dependent trade frameworks and compliance requirements

This would mark a shift from process-based traceability to material-based verification.

Extending SMX’s Cotton and Textile Platform

This initiative builds on SMX’s broader work across cotton, recycled cotton, denim, and textile supply chains—where its molecular markers have demonstrated the ability to remain detectable through recycling, fibre blending, yarn spinning, fabric formation, and finished goods.

Applying these capabilities to U.S. cotton is expected to support the creation of a new class of premium, authenticated cotton inputs, enabling stronger differentiation, compliance, and long-term value creation.

Looking Ahead

As this initiative progresses, the objective is to deliver tangible, value-creating outcomes across the cotton ecosystem.

For TruCotton, scientifically verifiable, material-level origin proof would strengthen brand integrity, protect U.S. cotton differentiation, and enable TruCotton to move beyond documentation-based claims toward evidence-backed authentication that can be independently verified at scale.

For the broader cotton supply chain, persistent material identity is expected to improve trust, auditability, and efficiency—reducing friction between growers, ginners, mills, manufacturers, and brands. Verified origin data is expected to support compliance with trade and sourcing requirements, lower exposure to disputes and misclassification, and create a more transparent and resilient value chain.

For consumers, this capability is expected to enable greater confidence that products marketed as U.S.-origin cotton are exactly that. By linking physical materials to trusted digital records, the initiative intends to support clearer, more credible labeling and empower consumers to make informed purchasing decisions based on authenticity, provenance, and quality.

Together, these outcomes are expected to position U.S. cotton as a higher-value, verifiable input—strengthening trust from field to finished product and establishing a foundation for long-term differentiation in global markets.

END

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References

#1. U.S. Cotton Production Scale

“According to the U.S. Department of Agriculture (USDA), U.S. cotton production is routinely in the range of approximately 14–14.4 million 480-pound bales per year.” https://ers.usda.gov/sites/default/files/_laserfiche/outlooks/113563/CWS-25k.pdf?v=82408&utm

#2. Cotton traceability typically uses documentation rather than material-level evidence

“In U.S. supply chains, cotton bales are tracked with a Permanent Bale Identification (PBI) tag and associated documentation through ginning, warehousing, and spinning, enabling traceability records but not independent material-embedded proof of origin.” https://www.cotton.org/tech/bale/pbi-specs.cfm?utm

#3. Broader traceability context in cotton supply chains

“Fully tracing cotton from the farm through processing to finished garments still depends on documented chain-of-custody and transaction records across multiple partners, rather than persistent physical verification at the fiber level.” https://thetraceabilityhub.com/mastering-cotton-traceability-from-farm-to-fashion-framework/#utm

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd

E: info@securitymattersltd.com	@smx.tech

About TruCotton

TruCotton is a U.S.-grown natural cotton fiber brand produced by WildWood Cotton Technologies in the Mississippi Delta. TruCotton is 100% pure, mechanically cleaned cotton that retains its natural properties without chemical scouring or bleaching, resulting in inherently soft, hydrophobic, biodegradable, and sustainable fibers suitable for a wide range of textile and nonwoven applications. Its portfolio includes multiple grades and blended offerings designed for personal care, hygiene, technical textiles, and other industrial uses, and is produced in accordance with leading ecological and sustainability standards.

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

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Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s joint projects and initiatives with manufacturers and other supply chain participants of steel, rubber, fabric and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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